October 8, 2010

Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

RE: Capella Education Company

Form 10-K for the fiscal year ended December 31, 2009

Filed February 24, 2010

Definitive Proxy Statement

Filed March 25, 2010

File No. 001-33140

Dear Mr. Spirgel,

This letter responds to the comments in your letter dated September 30, 2010 to J. Kevin Gilligan, Capella Education Company’s Chairman and Chief Executive Officer, relating to our Form 10-K for the fiscal year ended December 31, 2009 filed February 24, 2010 and Definitive Proxy Statement filed March 25, 2010 via EDGAR. Your comments are reproduced below and numbered in accordance with the September 30, 2010 letter. Our response to each comment is noted below the comment.

Form 10-K

Title IV Return of Funds, page 19

1. We note your response to comment two from our letter dated September 7, 2010. Please further expand your disclosure in future filings to clearly reference the years in which you were not compliant with the relevant regulations (which resulted in the issuance of the letters of credit), and state that the increase in the letter of credit in July 2009 reflects the increased Title IV return of funds for that year.

Company’s Response: In future filings we will disclose that 2008 was the year in which we were not compliant with the relevant regulations and will also state the increase in the letter of credit in July 2009 reflects the increased Title IV return of funds for that year.

Compliance Reviews, page 20

2. We note your response to comment three from our letter dated September 7, 2010. We also note your disclosure on page 21 that you and the OIG have “differing interpretations” of the relevant regulations regarding what constitutes engagement in the unofficial withdrawal context as well as your statement that if the difference of interpretation is resolved in a manner adverse to you, the amount of funds would be greater than the company’s current estimate. In future filings please disclose the OIG’s interpretation of the total amount of Title IV funds not returned for learners who withdrew without providing official notification.

Company’s Response: The OIG has not provided our Company with any definition or interpretation of engagement in the unofficial withdrawal context and, as such, we have no basis to calculate a different dollar amount from the $1.0 million disclosed in our Form 10-K for the fiscal year ended December 31, 2009. The $1.0 million represents our Company’s best estimate based on the extent of the information provided from the OIG in their final audit report. Our disclosure on page 21 was intended to highlight the ambiguity about what constitutes unofficial withdrawal under the relevant regulations.

If our Company receives additional information regarding the OIG’s interpretation of the total amount of Title IV funds not returned for learners who withdrew without providing official notification we will include such information in future filings.

In closing, we acknowledge that:

1.	We are responsible for the adequacy and accuracy of the disclosures in the filings;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if you have questions or if we can be helpful in any other way. I can be reached via phone: 612-977-5261; fax 612-977-5060; or email: Kevin.gilligan@capella.edu. Additionally, please feel free to contact Steve Polacek, Senior Vice President and Chief Financial Officer at 612-977-5810; fax 612-977-5060; or email: Steve.polacek@capella.edu.

Very truly yours,

J. Kevin Gilligan Capella Education Company Chairman and Chief Executive Officer

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